Exhibit 99.1

Roan Holdings Group Announces Agreement to Set Up Joint Venture to Expand in Consumer Health Services Market

HANGZHOU and BEIJING, China, October 14, 2021 /PRNewswire/ -- Roan Holdings Group Co., Ltd. (“Roan” or the “Company”) (OTC Pink: RAHGF and RONWF), a provider of diversified solutions in financial, insurance and healthcare related products and management services, today announced that the Company’s subsidiary, Yifu Health Industry (Ningbo) Co., Ltd. (“Yifu”) has signed a cooperation agreement (the “Agreement”) with Shuzhiyun Technology (Beijing) Co., Ltd. (“Shuzhiyun”), a blockchain and AI healthcare data security solutions provider, and Shanghai Jingmu Information Technology Co. Ltd. (“Jingmu”), a critical disease medical consultation firm, to set up a remote medical consultation and traditional Chinese medicine direct supply joint venture (the “Target”) targeting overseas big health markets.

Pursuant to the Agreement, the Target will make use of Jingmu’s system development expertise to build a remote medical consultation and traditional Chinese medicine direct supply platform targeting overseas customers. The Target will also help Roan and affiliated companies promote and market the scientific achievements and products of the Company’s “homology of medicine and food” medical studies that aim to expand the targeted base of both domestic and overseas consumers. By setting foot in the big health and finance industries, the Target will run and manage an AI-empowered medical consultation technology system, which combines innovative insurance products that helps enrich third party administrator for group medical insurance (TPA) service system, first-tier medical and scientific research achievements that facilitate incubation of a mature healthcare financial market, a comprehensive healthcare and medicine logistic supply service system, and upgrade health care and management service quality and efficiency, according to the Agreement.

The Target, tentatively named FINE C+  Health Technology (Hangzhou) Limited, will be registered in Hangzhou, China with a registered capital of RMB5 million. Yifu will be the largest shareholder in the Target with cash investment, according to the Agreement. Yifu will oversee setting up key strategies, designing structures and introducing external resources for the Target. Jingmu will help build up technology platform, manage consumers, suppliers and supply channels to assist the Target to provide tailor-made solution plans for clients. Smart Cloud will mainly offer AI technology and innovative insurance solution support for the Target.

Mr. Junfeng Wang, Chairman of the Company, commented: “We are thrilled to announce our next joint venture milestone following our previous ventures targeting various aspects of the consumption service field. Teaming up with Shuzhiyun and Jingmu allows Roan to advance our strategies that center on big health and big consumption, further strengthen the company’s initiatives in financial consumption, cultural and travel consumption and health consumption, and integrate excellent teams, technical systems and platforms.

“Shuzhiyun focuses on blockchain, artificial intelligence and medical data security technologies, as well as provides insurance technologies, whereas Jingmu helps break down time, space, culture and language and other barriers with a coverage of top domestic and overseas medical institutions, hospitals, insurance companies and biomedical enterprises, so that patients are able to get timely and accurate treatment.”

“The new venture is an important project as part of Roan’s overall strategic growth plan and will help consolidate the Company’s foundation as Roan tries to expand its healthcare related services business. We believe this ambitious venture will best serve especially our target consumers based overseas and be able to help complete our overarching business jigsaw that targets both domestic and overseas lifestyle consumer sector, generating promising returns for Roan and its shareholders in the foreseeable future.”

About Shuzhiyun Technology (Beijing) Co., Ltd.

Shuzhiyun Technology (Beijing) Co., Ltd. is a service provider specialized in blockchain, artificial intelligence technology and medical data security application solutions. Shuzhiyun mainly provides medical data security application solutions, cross-agency data security applications, collaborative management and operation, as well as multi-center intelligent collaborative diagnosis and treatment platform solutions.

About Shanghai Jingmu Information Technology Co. Ltd.

Shanghai Jingmu Information Technology Co. Ltd. focuses on medical consultation services for patients with critical diseases and provides domestic and foreign treatment consultancy and accessible treatment services that are of high-quality and suitable for different treatment levels according to patients’ medical conditions, financial conditions and other factors. Jingmu helps break down time, space, culture and language and other barriers, so that patients are able to get timely and accurate treatment.

Jiangmu’s services now cover China’s top 50 tumor treatment medical institutions, over 10 leading bio-medical firms and more than 100 channels for new drugs that aim to treat tumor related diseases in China. Jingmu cooperates with 40 medical institutions and 12 hospitals in the U.S. and has partnerships with medical institutions and hospitals in India. For more information, please visit: http://www.nuanyangjk.com/.

About Roan Holdings Group Co., Ltd.

Founded in 2009, Roan Holdings Group Co., Ltd. (OTC Pink: RAHGF and RONWF) is a financial, insurance and healthcare related solutions company serving individuals and micro-, small- and medium-sized enterprises (“MSMEs”) in China. Roan provides health management, assets management, and insurance, healthcare and consumer financing services to employees of large institutions. Roan has offices in Hangzhou and Beijing and subsidiaries in Hangzhou, Ningbo, Guangzhou, Shaoxing and Tianjin. For more information, please visit: www.roanholdingsgroup.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed transaction, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the consummation of the proposed transaction, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: xiaoqing.wu@roanholdingsgroup.com

Phone: +86-571-8662 1775

Investor Relations Firm:

Janice Wang

EverGreen Consulting Inc.

Email:	IR@changqingconsulting.com
Phone:	+1 571-464-9470 (from U.S.)
+86 13811768559 (from China)